July 15, 2010


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:  Safer Shot, Inc. (the "Company")
     Comment Letter Dated May, 6, 2010
     Form 10-K FYE September 30, 2009
     Filed January 15, 2010 and amended January 27, 2010
     Form 10-Q for Quarter ened December 31, 2009
     File No. 0-28769

Dear Mr. Reynolds:

The Company has been gathering information to file an answer to the Securities and Exchange Commission's letter of June 24, 2010. It plans to have the response filed by Monday, July 19, 2010.

Please contact James Slayton of the audit committee (702-366-0644) with any questions, suggestions or revisions.

Sincerely,



John Lund,
Chief Executive Officer